Exhibit 99.3

VINCI COMPASS INVESTMENTS LTD.
AV. BARTOLOMEU MITRE, 336, LEBLON
RIO DE JANEIRO, RJ 22431-002
BRAZIL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 30, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/VINP2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 30, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T01066-P51811 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

VINCI COMPASS INVESTMENTS LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025 be approved and ratified; and	☐	☐	☐
2. As an ordinary resolution, that Mr. Eugenio Garza y Garza be appointed as director of the Company, following the resignations of Mr. Lywal Salles Filho and Mr. Rogério Ladeira Furquim Werneck and his appointment as interim director by the Board on March 17, 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Company's Form 20 - F are available at www.proxyvote.com. T01067 - P51811 VINCI COMPASS INVESTMENTS LTD. Proxy for Annual General Meeting of Shareholders on July 1, 2026 Solicited on Behalf of the Board of Directors I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders (the "AGM") of Vinci Compass Investments Ltd . (the "Company") to be held on July 1 , 2026 at 10 : 00 a . m . , Rio de Janeiro time, being 9 : 00 a . m . , New York time, at the offices of the Company located at Av . Bartolomeu Mitre, 336 , Leblon, Rio de Janeiro, RJ, 22431 - 002 , Brazil and at any adjournment of the AGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side : Continued and to be signed on reverse side